EXHIBIT 12

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

($ in millions)		For the year ended December 31,
		2016		2015		2014		2013		2012

1.	Income from operations before income tax	$2,754		$3,282		$4,236		$3,396		$3,306

	Fixed Charges:

2.	Interest in indebtedness	$295		$292		$322		$367		$373

3.	Interest factor of annual rental expense	18		19		18		19		15

4.	Interest credited to contractholder funds	726		761		919		1,278		1,316

5.	Total fixed charges (2+3+4)	$1,039		$1,072		$1,259		$1,664		$1,704

6.	Preferred stock dividends	116		116		104		17		—

7.	Total fixed charges and preferred stock dividends (5+6)	$1,155		$1,188		$1,363		$1,681		$1,704

8.	Income from operations before income taxes and fixed charges (1+5)	$3,793		$4,354		$5,495		$5,060		$5,010

9.	Ratio of earnings to fixed charges (8/5)	3.7	X	4.1	X	4.4	X	3.0	X	2.9	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$3,909		$4,470		$5,599		$5,077		$5,010

11.	Ratio of earnings to fixed charges and preferred stock dividends (10/7)	3.4	X	3.8	X	4.1	X	3.0	X	2.9	X